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                         TO CONRAIL CONSTITUENCIES:

                            You Don't Have to Be
                      a Conrail Shareholder to Benefit
                       from Norfolk Southern's Offer

                   A Norfolk Southern/Conrail Combination
             Will Be Better for All of Conrail's Constituencies


Better for Pennsylvania and Philadelphia:

     PHILADELPHIA JOBS: Norfolk Southern is committed to maintaining a major operating presence in Philadelphia. Don't be fooled by CSX's offer to keep Conrail headquarters in Philadelphia.

     CSX's headquarters in Richmond, VA employs under 200 people, and a Philadelphia headquarters under CSX ownership would require no more jobs and perhaps fewer. CSX has made no guarantees regarding the other Philadelphia- based Conrail jobs - they could go to Jacksonville, Florida, where CSX's operations are centralized. If Conrail will negotiate, Norfolk Southern will consider Philadelphia as a site for a real headquarters.

     PHILADELPHIA NAVY BASE: Norfolk Southern has made public plans for a multimodal rail-highway facility at the dormant Philadelphia Navy Base. Norfolk Southern's CEO, David R. Goode, already discussed this opportunity with Philadelphia's Mayor Rendell.

     ALTOONA AND HOLLIDAYSBURG SHOPS: Norfolk Southern is committed to continuing to operate Conrail's Hollidaysburg Car Shop and its Juniata Loco- motive Shop at Altoona, and will promote employment there. Norfolk Southern will aggressively pursue work from other equipment owners to increase the work handled by these two shops.

     What has CSX promised? Nothing. And, don't forget that CSX's locomotive shops at Cumberland, Maryland, are less than 70 miles from Conrail's Altoona and Hollidayburg shops.

Better For Shippers:

     EFFICIENT AND SAFE: Norfolk Southern is the safest, most efficient major railroad in the country. That means service you can trust at a competitive price.

     BALANCED COMPETITION: A Norfolk Southern/Conrail merger will pro- mote balanced competition, and a choice of rail carriers.

     A CSX/Conrail merger would perpetuate the rail monopoly in New York and extend that Class 1 rail monopoly into a new "no-competition zone" extending from eastern Ohio to the Atlantic coast.

     INNOVATION: Norfolk Southern created the innovative Triple Crown intermodal network, which pioneered RoadRailer [with Trademark Symbol] technology, and invested in the Northeast to raise clearances for efficient double- stack intermodal service. Auto companies trust Norfolk Southern to help redefine their distribution systems, and Conrail customers can enjoy the benefits of these innovations. CSX promised new intermodal service, but their main routes to the Northeast won't even clear double-stack railcars -- Norfolk Southern's routes already do.

Better For Employees:

     COMPLEMENTARY FIT: Norfolk Southern's tracks and facilities extend and complement Conrail's, with minimal overlap -- resulting in maximum opportunity for maintaining employment.

     On the other hand, CSX and Conrail are parallel from Ohio to Philadelphia and elsewhere, too. For example, Conrail and CSX would control almost all rail transportation to the vital Pittsburgh industrial center.

     SAFETY: Norfolk Southern has been certified as the safest major railroad in the country for the past seven years. Behind these statistics are safer working conditions and dedicated employees with fewer injuries. For Norfolk Southern, the safety of our employees and our communities is our number one priority.

     HEALTHY PENSION FUNDS: Norfolk Southern and Conrail can both boast overfunded pension funds, ensuring peace of mind for retirees. CSX's claim to fame is its recent recognition as one of the "Top 50 Companies with the Largest Underfunded Pension Liability"1. CSX could merge its anemic fund with Conrail's, thereby using money accumulated for Conrail employees to fund CSX's promises to its own employees.

Better for Shareholders:

     MORE CASH: Norfolk Southern is offering $110 cash per share for 100% of Conrail's shares. This is significantly greater than CSX's cash/stock offer, which has a blended value of $93.42 per share.2

     NO EQUITY RISK: Norfolk Southern will pay cash for 100% of Conrail's shares. CSX's offer forces shareholders to bear a continued equity risk for 60% of Conrail shares.

     NO REGULATORY RISK: Norfolk Southern will assume the risks of regulatory delay; Conrail shareholders won't have to. CSX would make Conrail sharehold- ers carry the entire risk of regulatory delay or disapproval on the 60% back-end of Conrail shares.

When and How Has Conrail Weighed These Benefits?

o          Conrail refuses to talk to Norfolk Southern.

o Conrail refuses to let constituencies consider for themselves a Norfolk Southern transaction.

o Conrail is blocking all its constituencies from receiving the greater bene- fits of a merger with Norfolk Southern.

--------
1          Pension Benefit Guaranty Corporation: News Release 96-16, 12/6/95

2          Based on the closing sale price of CSX common stock on November
           15, 1996

            Please join the many Conrail shareholders who are demanding that the Conrail Board stop putting its own interests ahead of everyone else's.

                          [Norfolk Southern Logo]

            Important: If you have any questions, please call our solicitor, Georgeson & Company Inc. toll free at 1
            800-223-2064. Banks and brokers call 212-440-9800.


November 18, 1996